Exhibit 99.1

SHL Telemedicine Ltd.

 April 22, 2025

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting of Shareholders (the “Annual General Meeting”, or the “Meeting”) of SHL Telemedicine Ltd. (“SHL” or the “Company”), to be held at SHL’s offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel on Wednesday, May 28, 2025, at 1:00 p.m. Israel time.

At the Meeting, holders of our American Depositary Shares, each representing one (1) ordinary share (the “ADSs”), and holders of our ordinary shares, nominal value NIS 0.01 per share (the “ordinary shares”, and together with the ADSs, the “shares”), collectively referred to as our “shareholders,” will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). SHL’s board of directors unanimously recommends that you vote “FOR” such proposals.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting, as follows:

Shareholders holding ADSs. Shareholders who hold ADSs (whether registered in your name or in “street name”) will receive a voting instruction form on how to vote from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees. You are requested to promptly complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction form at your earliest convenience so that it will be received no later than the date and time indicated thereon.

Shareholders holding ordinary shares. To be able to participate and vote in the Meeting, a holder of our ordinary shares must be registered with our share register, Computershare Schweiz AG (“Computershare”), by April 30, 2025 (the “Record Date”). To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Meeting by attending the meeting in person or by completing and returning to us a proxy or the form of voting ballot (the “Ballot”) available on our website at https://www.shl-telemedicine.com/general-meeting and on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to liorh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Meeting. The proxy, if executed and sent, should be in the name of a person who is attending the Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.

We urge all of our shareholders to review our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2023, filed with the SEC on April 18, 2024, and as amended on July 24, 2024, and our reports on Form 6-K furnished to the SEC, all of which are available on our website at www.shl-telemedicine.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ David Arnon
David Arnon
Chief Executive Officer

SHL TELEMEDICINE LTD.

Notice of Annual General Meeting of Shareholders
Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel
Tel: +972-3-561-2212

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “Annual General Meeting”, or the “Meeting”) of shareholders of SHL Telemedicine Ltd. (“SHL” or the “Company”) will be held on Wednesday, May 28, 2025, at 1:00 p.m. Israel time, at our offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel. This Notice is furnished to holders of our American Depositary Shares, each representing one (1) ordinary share (the “ADSs”), and holders of our ordinary shares, nominal value NIS 0.01 per share (the “ordinary shares”, and together with the ADSs, the “shares”), collectively referred to as the “shareholders”.

The Meeting is being called for the following purposes:

1.	To report on the business of the Company for the year ended December 31, 2024 and review the 2024 financial statements;
2.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm;

3.
To reelect our four current directors (excluding our two external directors, whose terms of office are not expiring at the Meeting and who are not up for reelection at the Meeting), each as a member of the board of directors of the Company (the “Board” or the “Board of Directors”), to serve until the next annual meeting of shareholders and until his successor has been duly elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999 (the “Israel Companies Law”) (a separate vote will be conducted with respect to approval of the resolution for each of the director-nominees);

4.	To approve the payment of fees for consulting services to be provided to the Company by Dr. Itamar Offer (not in connection with his office as the Chairman of the Board);
5.	To approve the payment of an annual cash bonus to Lior Haalman, the Company’s Chief Financial Officer; and
6.	To act upon any other matters that may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The foregoing proposals are described in detail in the attached proxy statement (the “Proxy Statement”) either enclosed herewith or made available by us, which we urge you to read in its entirety.

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Only holders of our ADSs and holders of our ordinary shares at the close of business on April 30, 2025 (the “Record Date”) will be entitled to notice of, and, in respect of holders of our ordinary shares, to vote at the Meeting, or any adjournment or postponement thereof.

This Notice of Annual Meeting, the Proxy Statement and a voting instruction form for holders of ADSs is being mailed to all holders of ADSs, and this Notice of Annual Meeting, the Proxy Statement and a form of voting ballot (a “Ballot”) for holders of ordinary shares is being made available to all holders of our ordinary shares on our website at https://www.shl-telemedicine.com/general-meeting and being furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K, in each case on or about April 22, 2025.

To be able to vote in the Meeting, holders of our ADSs will receive a voting instruction form from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees, and must complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction form so that it will be received no later than the date and time indicated thereon in order for the ADSs represented by such voting instruction form to be qualified to participate in the Meeting. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. Holders of our ordinary shares must be registered with our share register, Computershare Schweiz AG (“Computershare”), by the Record Date. To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Meeting by attending the meeting in person or by completing and returning to us a proxy or the Ballot available on our website at https://www.shl-telemedicine.com/general-meeting and on the website of  the SEC at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to liorh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Meeting. The proxy or Ballot (as applicable), if executed and sent, should be in the name of a person who is attending the Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.

Pursuant to the Israel Companies Law and the applicable regulations promulgated thereunder, shareholders wishing to express their position on the sole agenda item for the Meeting may do so by submitting a written statement (a “Shareholder Statement”) to the Company’s Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to liorh@shahal.co.il, no later than ten (10) days prior to the Meeting. If the Company chooses to issue a response to such Shareholder Statement, it will do so no later than five (5) days prior to the Meeting. Any Shareholder Statement or Company response will be published in a press release or a report of foreign private issuer on Form 6-K furnished to the SEC, and will be made available on our website at https://www.shl-telemedicine.com/general-meeting and on the SEC’s website at www.sec.gov.

ii

Any Shareholder Statement must be written in a clear and simple language and include no more than 500 words per subject matter. It must set forth the identity of the shareholder submitting such statement, as well as such shareholder’s percentage interest in the Company. A shareholder that is a corporate entity shall detail the identity of its controlling shareholder(s), as well as additional holdings (if any) of such controlling shareholder(s) in shares of the Company, to the best knowledge of the shareholder submitting the Shareholder Statement. A shareholder submitting the Shareholder Statement that acts in concert with others with respect to voting in shareholder meetings, whether in general or with respect to certain matter(s) on the agendas shall state that in the Shareholder Statement and describe such arrangements and the identity of the other applicable shareholders. Any shareholder (as well as any shareholder acting in concert with such shareholder) having a personal benefit or other interest in any matter on the agenda must describe the nature of such personal benefit or other interest.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice and the Proxy Statement, if you hold ADSs (whether registered in your name or in “street name”), you are urged to promptly complete, date and sign the voting instruction form you will receive from The Bank of New York Mellon or from your bank, broker or other nominee and return it in the manner specified on the voting instruction form at your earliest convenience so that it will be received no later than the date and time indicated thereon. If you hold ordinary shares, you are urged to promptly complete, date and sign a proxy or the Ballot and return it in the manner described above. Return of your voting instruction from, proxy or Ballot (as applicable) does not deprive you of your right to revoke such voting instruction form, proxy or the Ballot (as applicable) or, in the case of holders of our ordinary shares, to attend the Meeting and vote your ordinary shares in person.

By Order of the Board of Directors,

/s/ David Arnon
David Arnon
Chief Executive Officer

Tel Aviv, Israel
April 22, 2025

iii

SHL TELEMEDICINE LTD.

Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel
Tel: +972-9-972-3-561-2212

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL GENERAL MEETING

Q:	When and where is the Annual General Meeting of Shareholders being held?

A:	The Meeting will be held on Wednesday, May 28, 2025, at 1:00 p.m. Israel time, at our offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel.

Q:	Who can attend the Meeting?

A:
Holders of our ordinary shares may attend. Holders of our ADSs may attend the Meeting only by first surrendering the applicable ADSs and withdrawing the ordinary shares underlying such ADSs. Current proof of ownership of the Ordinary Shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Meeting.

Q:	Who is entitled to vote?

A:
Only shareholders at the close of business on April 30, 2025, the Record Date for the Meeting, are entitled to vote at the Meeting. Joint holders of shares should note that, pursuant to Article 26(d) of the Company’s Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES
Q:	How do I vote?

A:
Shareholders holding ADSs. Shareholders who hold ADSs (whether registered in your name or in “street name”) will receive a voting instruction form from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees, and are requested to promptly complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction from at your earliest convenience so that it will be received no later than the date and time indicated thereon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions.

Shareholders holding ordinary shares. To be able to participate and vote in the Meeting, a holder of our ordinary shares must be registered with Computershare, by the Record Date. To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. Member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Meeting by attending the meeting in person or by completing and returning a proxy or the Ballot available on our website at https://www.shl-telemedicine.com/general-meeting and on the website of the SEC at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to liorh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Meeting. The proxy or Ballot (as applicable), if executed and sent, should be in the name of a person who is attending the Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.

Q:	Does SHL recommend I vote in advance of the Meeting?

A:	Yes. Even if you plan to attend the Meeting, SHL recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Q:	If I vote by voting instruction form, proxy or Ballot, can I change my vote or revoke my instructions?

A:
Yes. You may change your instructions at any time prior to the Meeting. If you hold ADSs, you can revoke your voting instructions by filing with Bank of New York Mellon a written notice of revocation or a duly completed voting instruction form bearing a later date at any time before the deadline. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee prior to the applicable deadline. If you hold ordinary shares, you can provide a written notice of revocation or a duly completed proxy or Ballot bearing a later date prior to the applicable deadline for submitting a proxy or Ballot.

Q:	How are my votes cast when I submit a voting instruction form, proxy or Ballot?

A:
If you hold ADSs and submit a voting instruction form, under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon and the holders of the Company’s ADSs, The Bank of New York Mellon will endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to The Bank of New York Mellon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for The Bank of New York Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from an ADS holder (whether held directly by a beneficial holder or in “street name”) with respect to any of the ordinary shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon will not vote or attempt to vote the shares represented by such ADSs.

If you hold ordinary shares, when you submit a Ballot, your shares will be voted at the Meeting as you have instructed. If you submit a proxy, you appoint Amir Hai (our Chief Financial Officer), or such other person designed by you, as your representative at the Meeting and your shares will be voted in accordance with the sole and absolute discretion of your representative.

Q:	What does it mean if I receive more than one voting instruction form?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all voting instruction form to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT
THE ANNUAL GENERAL MEETING

Q:	What constitutes a quorum?

A:
To conduct business at the Meeting, two or more shareholders must be present, in person or by proxy, holding shares conferring in the aggregate at least thirty-three and one/third percent (33-1/3%) of the voting power of the Company.

Ordinary shares represented in person or by proxy (including ordinary shares held by The Bank of New York Mellon as the Depositary of the ADSs and voted in accordance with the instructions of holders of ADSs) will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a voting instruction form but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non‑votes will be counted as present in determining if a quorum is present.

Q:	What happens if a quorum is not present?

A:
If a quorum is not present within half an hour from the time appointed for the meeting, the Meeting will be adjourned to 5:30 p.m. Israel time on the same day, at the same place, and at such adjourned meeting any two shareholders will constitute a quorum.

Q:	How will votes be counted?

A:
Each outstanding ordinary share is entitled to one (1) vote, and each outstanding ADS is entitled to one (1) vote for each ordinary share represented thereby. The Company’s Amended and Restated Articles of Association do not provide for cumulative voting. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:	What are the requirements for approval of each of the proposals?

A:
Each of the proposed resolutions requires the affirmative vote of a simple majority of our ordinary shares cast in person or by proxy at the Meeting on the proposal (an “Ordinary Majority”). In addition, under Israeli law Proposal 5 requires, in addition to an Ordinary Majority, that either (1) a simple majority of shares voted at the Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company. The terms “Controlling Shareholder” and “personal interest” are defined below under Proposal 5.

Q:	How will my shares be voted if I do not provide instructions on the voting instruction form, proxy or Ballot (as applicable)?

A:
If you are a beneficial owner of ordinary shares and return your Ballot but do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Meeting but will be deemed to have abstained from any vote on any matter to be considered at the Meeting. If you are a holder of ordinary shares and submit a proxy, your shares will be voted in the sole and absolute discretion of your representative.

If you are a holder of ADSs (whether directly or in “street name”) and do not specify on your voting instruction form how you want to vote the shares underlying your ADSs or do not return your voting instruction form on or before the date established by Bank of New York Mellon for such purpose, Bank of New York Mellon will not vote or attempt to vote the shares represented by your ADSs.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Annual General Meeting?

A:
We plan to announce preliminary voting results at the Meeting and to report the final voting results following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:	Who will bear the costs of solicitation of proxies and voting instruction forms for the Annual General Meeting?

A:
The Company will bear the costs of solicitation of proxies and voting instruction forms for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies and voting instruction forms from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the Notice of the Annual General Meeting, this Proxy Statement, the voting instruction form and the Ballot are available at the “Investors” portion of our website at https://www.shl-telemedicine.com/general-meeting/. The contents of that website are not a part of this Proxy Statement.

SHARES OUTSTANDING

As of April 15, 2025, we had 16,392,754 ordinary shares outstanding (which includes ordinary shares underlying the ADSs outstanding as of such date). SIX SIS AG acts as a nominee on behalf of any person registered in the share register maintained by Computershare with respect to shares traded on the SIX Swiss Exchange Ltd. (the “SIX”), and Computershare serves as the share register for our ordinary shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 15, 2025, by each person known by us to beneficially own more than 3% of the outstanding ordinary shares in line with Article 120 of the Swiss Financial Market Infrastructure Act (the “FMIA”), or otherwise known to us to beneficially own more than 5% of the outstanding ordinary shares.

In respect of each person known to us to beneficially own more than 3% of the outstanding ordinary shares, the FMIA requires us and other persons who directly, indirectly (as beneficial owners) or in concert with other parties, acquire or dispose of our ordinary shares or purchase or sale rights or obligations relating to our ordinary shares, and thereby exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33⅓%, 50% or 66⅔% of our voting rights (whether exercisable or not), to notify us and the Disclosure Office of the SIX of such acquisition or disposal using appropriate forms available on the website of the SIX Disclosure Office. The table below has been prepared based on the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA. Market transactions of shareholders which have not triggered a disclosure notification are not reflected in the numbers.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days. Accordingly, for purposes of the table below, we deem ordinary shares issuable pursuant to share options that are currently exercisable or exercisable within 60 days of April 15, 2025, to be outstanding and to be beneficially owned by the person holding the share options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership calculations are based on 16,392,754 ordinary shares issued and outstanding as of April 15, 2025 (which includes ordinary shares underlying the ADSs outstanding as of such date). Unlike the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA, the table below does not reflect other purchase or sale positions (in terms of derivatives such as call or put options).

			Share Options	Percent of
Identity of Person or Group	Amount Owned		Current	Class
Mrs. Mengke Cai (Zhuhai, China) and Kun Shen (Hong Kong, China) (1)	5,969,413			36.4%
More Provident Funds (Ramat Gan, Israel)	2,111,576	(2)		12.9%
Value Base Group (Tel Aviv, Israel) (3)	1,406,236	(4)		8.6%
Yariv Alroy (Herzliya, Israel)	801,456		250,000	6.3%
Danbar Finance Ltd. (Tel Aviv, Israel) (5)	791,405	(6)		4.9%
Sphera Funds Management (Tel Aviv, Israel)	632,456	(7)		3.9%

(1)
Shareholder group consisting of Mrs. Mengke Cai and Mrs. Kun Shen. Pursuant to a decision of the Swiss Takeover Board, Mengke Cai, Kun Shen and their related entities have been prohibited from acquiring further shares or acquisition or disposal rights relating to SHL, including suspension of the voting rights attached to their current shares.

(2)	Based on the Schedule 13G/A filed by More Provident Funds with the SEC on November 13, 2024.

(3)
Shareholder group consisting of the following beneficial owners (as defined by the FMIA): Value Base Ltd. (23 Yehuda Halevy St., Tel Aviv, Israel), Harmony Base LP (23 Yehuda Halevy St., Tel Aviv, Israel), Ido Nouberger (Tel Aviv, Israel) and Victor Shamrich (Tel Aviv, Israel).

(4)	Based on the Schedule 13D/A filed by Value Base with the SEC on February 12, 2024.

(5)
Shareholder group consisting of the following beneficial owners (as defined by the FMIA): Danbar Finance Ltd. (94 Yigal Alon Street, Tel Aviv, Israel), Matan Wulkan (94 Yigal Alon Street, Tel Aviv, Israel) and Nir Rotenberg (94 Yigal Alon Street, Tel Aviv, Israel).

(6)	Based on the Schedule 13D/A filed by Danbar with the SEC on February 14, 2024.

(7)	Based on the Form 13F-HR filed by Sphera Funds Management with the SEC on February 14, 2024.

MATTERS SUBMITTED TO SHAREHOLDERS BY OUR BOARD

PROPOSAL 2

(Item 1 on the agenda for the meeting, to report on the business of the Company for the year ended December 31, 2024 and review the 2024 financial statements, does not require a vote of the shareholders)

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the year ended December 31, 2024. At the Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services. Representatives of Kost Forer Gabbay & Kasierer are not expected to be present at the Meeting and are not expected to be available to respond to questions, and will not have the opportunity to make a statement.

We have been advised by Kost Forer Gabbay & Kasierer that it is an independent registered public accounting firm with the PCAOB, and complies with the auditing, quality control and independence standards and rules of the PCAOB.

In executing its responsibilities, the audit committee engages in an annual evaluation of Kost Forer Gabbay & Kasierer’s qualifications, performance and independence, and considers whether continued retention of Kost Forer Gabbay & Kasierer as the Company’s independent registered public accounting firm is in the best interest of the Company. The audit committee is also involved in the selection of Kost Forer Gabbay & Kasierer’s lead engagement partner. In accordance with SEC rules and Kost Forer Gabbay & Kasierer policies the firm’s lead engagement partner rotates every five years. In assessing independence, the audit committee reviews the fees paid, including those related to non-audit services. As a result of its evaluation of Kost Forer Gabbay & Kasierer’s qualifications, performance and independence, the Audit Committee and the Board of Directors believe that the continued retention of Kost Forer Gabbay & Kasierer to serve as the Company’s independent registered public accounting firm until the next annual meeting of shareholders is in the best interests of the Company and its shareholders. While the audit committee retains Kost Forer Gabbay & Kasierer as our independent registered public accounting firm, the Board of Directors is submitting the selection of Kost Forer Gabbay & Kasierer to the shareholders for reappointment upon the recommendation to do so by the audit committee.

Information on fees paid to the Company’s independent registered public accounting firm and our audit committee’s policy to pre-approve all audit and non-audit services provided by our independent registered public accounting firm may be found in our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2023, filed with the SEC on April 18, 2024, and as amended on July 24, 2024.

Proposed Resolution

You are requested to adopt the following resolution:

“2. RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of an Ordinary Majority is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

REELECTION OF FOUR CURRENT DIRECTORS

Background

Our Board currently consists of four directors (namely, Professor Amir Lerman, Ido Nouberger, Dr. Itamar Offer and Mr. Nir Rotenberg) and two external directors. At each annual meeting of our shareholders, our directors (other than our external directors, who are elected for terms of three years each) are elected or reelected for a term of office that expires at the next annual meeting following such election or reelection.

Each of our current director-nominees (as listed below) has consented to being named in this Proxy Statement and to serve if elected and has advised us that he or she has the qualifications and time required for the performance of his or her duties as a director, and that there are no legal restrictions preventing him or her from assuming such office. Our two external directors, Yehoshua (Shuki) Abramovich and Orna Carni, have terms expiring on June 28, 2026, and December 9, 2027, respectively, and they are not up for reelection at the Meeting.

Each current director-nominee elected at the Meeting will serve until the next annual meeting of our shareholders and until his respective successor has been duly elected and qualified or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law.

Proposed Resolutions

You are requested to adopt the following resolutions:

“3.a. “RESOLVED, that Professor Amir Lerman be reelected as a director, to serve until the next annual meeting of shareholders”;

“3.b. RESOLVED, that Ido Nouberger be reelected as a director, to serve until the next annual meeting of shareholders”;

“3.c. RESOLVED, that Dr. Itamar Offer be reelected as a director, to serve until the next annual meeting of shareholders”; and

“3.d. RESOLVED, that Nir Rotenberg be reelected as a director, to serve until the next annual meeting of shareholders”.”

Vote Required

The affirmative vote of an Ordinary Majority is required to adopt each of the resolutions.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF EACH OF THE FOREGOING RESOLUTIONS.

PROPOSAL 4

APPROVAL OF THE PAYMENT OF FEES FOR CONSULTING SERVICES TO BE
PROVIDED BY DR. ITAMAR OFFER

It is proposed that Dr. Itamar Offer be entitled with respect to consulting services he will be providing to the Company (as a consultant and not as Chairman of the Board) to a total monthly salary of NIS 15,000 (in addition to the directors’ remuneration (annual fee and participation fee)), effective as of May 28, 2025, the date of approval at the Meeting. Our Audit Committee and Board of Directors have each approved the payment of this proposed fee, and we are submitting it now to our shareholders for approval at the Meeting.

Proposed Resolution

You are requested to adopt the following resolution:

“4. “RESOLVED, to approve the payment of fees for consulting services to be provided to the Company by Dr. Itamar Offer (not in connection with his office as the Chairman of the Board)”.”

Vote Required

The affirmative vote of an Ordinary Majority is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 5

APPROVAL OF THE PAYMENT OF AN ANNUAL CASH BONUS TO LIOR
HAALMAN, OUR CHIEF FINANCIAL OFFICER

It is proposed that Lior Haalman, our Chief Financial Officer, be entitled to receive an annual cash bonus equal to 80% of the actual bonus amount the Company's CEO would be entitled to in said year. Such proposed bonus amount for Mr. Haalman is not in accordance with the Company’s Compensation Policy for our officers and directors. In the event that Mr. Haalman works part-time during a specific calendar year, the bonus calculation will be done proportionally to the period of their employment during that year, provided that Mr. Haalman works for at least four months during that year. Notwithstanding the above, and with respect to the year 2025 only, if Mr. Haalman is employed by the Company for the entire period from the start of his employment (i.e., March 1, 2025) until the end of 2025, he will be entitled to a full annual bonus for that year.

Our Compensation Committee and Board of Directors have each approved the payment of this proposed annual bonus, and we are submitting it now to our shareholders for approval at the Meeting.

Proposed Resolution

You are requested to adopt the following resolution:

“5. “RESOLVED, to approve the payment of an annual cash bonus to Lior Haalman, our Chief Financial Officer.”

Vote Required

The affirmative vote of an Ordinary Majority is required to adopt this resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting excluding the shares of controlling shareholders, if any, and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

Under the Israel Companies Law, the term “Controlling Shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Under the Israel Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Israel Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that submitting the voting instruction form, Ballot or a proxy will not create a personal interest. To avoid confusion, in the voting instruction form and the Ballot we refer to such a personal interest as a “personal benefit or other interest.”

The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Each of the voting instruction form and the Ballot includes a box you can mark to confirm that you are not a “Controlling Shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.

According to the Israel Companies Law, even if the shareholders do not approve the Compensation Policy, the compensation committee and the Board may thereafter approve the proposal, provided that they have determined, based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of the Company.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Annual General Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that the Board find such proposal to be appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer at the following address: Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to liorh@shahal.co.il. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than seven (7) days from the date of the Notice of the Annual General Meeting. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than fourteen (14) days from the date of the Notice of the Annual General Meeting in a press release or a Current Report on Form 6-K furnished to the SEC.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described herein.

ADDITIONAL INFORMATION

 Our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2023, filed with the SEC on April 18, 2024, and as amended on July 24, 2024, is available for viewing and download on the SEC’s website at www.sec.gov, as well as under the Investors section of our website at www.shl-telemedicine.com. In addition, our reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at www.shl-telemedicine.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

By Order of the Board of Directors, /s/ David Arnon David Arnon Chief Executive Officer

 April 22, 2025